Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Three Months Ended March 31, 2017	For The Twelve Months Ended December 31, 2016	For the Three Months Ended March 31, 2016
Earnings
Net Income	$388	$1,245	$310
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	(28)	—
Minority Interest Loss	—	—	—
Income Tax	227	698	164
Pre-Tax Income	$615	$1,915	$474
Add: Fixed Charges*	189	730	181
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$804	$2,645	$655
* Fixed Charges
Interest on Long-term Debt	$175	$664	$160
Amortization of Debt Discount, Premium and Expense	3	14	3
Interest Capitalized	—	—	—
Other Interest	4	24	7
Interest Component of Rentals	7	28	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$189	$730	$181
Ratio of Earnings to Fixed Charges	4.3	3.6	3.6